June 17, 2015
Barbara C. Jacobs for
Mark P. Shuman Legal Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
Washington, D.C 20549

Re: Infinity Distribution Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 30, 2015
File No. 333-206478

Dear Ms. Jacobs and Mr. Shuman,

We have review you letter dated October 13, 2015 and below please find our responses reflected in our S1 Amendment 2.

1.
We note that you filed a Form 8-A on October 1, 2015 (File No. 000-55521) in response to prior comment 6. However, it appears that the Form 8-A fails to contain information responsive to Items 1 and 2 of Form 8-A. Additionally, please note that the OTCBB is not an exchange for purposes of Form 8-A.  For additional guidance, consider Question 102.02 of our Exchange Act Forms Compliance and Disclosure Interpretations. Accordingly, please file an amended Form 8-A.

We have filed an amended 8/A to reflect the necessary changes.

2.
In response to prior comment 16 you removed disclosure concerning Mr. Mansueto and Ms. Gerona’s lack of involvement in certain legal proceedings.  Please confirm, if true, that neither Mr. Mansueto nor Ms. Gerona has been involved in any of the legal proceedings set forth in Item 401(f) of Regulation S-K during the past ten years.

Mr. Mansueto Ms. Gerona have previously been involved in legal proceeding but currently they are no longer involved in legal proceedings. We have adjusted that paragraph to reflect that previously they have been involved in legal proceedings and what it was and the cases have been closed this year.

3.
We reissue prior comment 2. In this regard, your response to prior comment 2 states that you removed the proceeds table from the cover page; however, it appears that the table has not been removed.  Please revise or advise

We have revised that mistake and removed it.

4.
In response to prior comment 3 you revised to disclose that you intend to offer in the future a variety of services designed to assist Philippine exporters. Please further revise here and in your business section on page 20 to state that you do not currently offer any services, if true.

We have adjusted the paragraph that we currently we do not offer those services.

Your response to prior comment 5 indicates that you will need a minimum of $120,000    to operate for the next 12 months. However, disclosure elsewhere in your prospectus indicates that you will only need a minimum of $82,500 to operate for the next 12 months. For example, see disclosure in your prospectus summary, dilution, use of proceeds and management’s discussion and analysis sections. Please revise to reconcile all such inconsistencies or advise.

The disclosure has been updated.

Please advise whether Ms. Gerona is serving as a director. If Ms. Gerona is serving as a director, please revise the table on page 22.

Ms. Gerona is acting as a Director and we have updated that section to reflect she is.

7.
We reissue prior comment 18 in part. Please revise to clarify whether the indebtedness owed to Mr. Mansueto is related to the issuance of convertible promissory notes. If so, please revise to summarize the material terms of the convertible promissory notes, file the notes and revise the section titled ‘Convertible Securities’ on page 29, or advise.

We have revised

8.
We reissue prior comment 19 in part. In this regard, please revise the table to provide the required beneficial ownership information as of a more recent date. Additionally, revise to provide beneficial ownership of your directors and executive officers as a group. Lastly, revise to include shares underlying convertible notes that are convertible within 60 days or advise

We have revised the table

9.	Please revise to complete the other expenses of issuance and distribution table

              We have updated the table

We note that you have provided financial statements as of May 31, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

We have inserted updated financials in this filing.

In response to prior comment 23 you indicate that you have filed a form of subscription agreement as an exhibit; however, we were unable to locate the exhibit. Please include the exhibit with your next amendment.

We have inserted the subscription agreement as Exhibit F8.

We note that you filed the legality opinion as Exhibit 5.1 in response to prior comment   22;    however, it appears the legality opinion is not signed. Please file a signed copy of the legality opinion with the last amendment you file before planned effectiveness.

There is a new legal opinion filed with this Amendment.

In response to prior comment 24, Mr. Mansueto signed the registration statement on behalf of the company. If Mr. Mansueto is also your principal executive officer, please ensure that Mr. Mansueto also signs the registration statement in this capacity. Additionally, be advised that Form S-1 also requires the signatures of your principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. If any person occupies more than one of the specified positions, indicate each capacity in which each person signs the registration statement. See Instructions 1 and 2 to Signatures of Form S-1.

The signature page has been updated to reflect accordingly.

Thank you for your time reviewing our filing.

Sincerely,

/s/ Raul Mansueto
Raul Mansueto CEO

/s/ Josefa Gerona
Josefa Gerona     Secretary